

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 28, 2011

Via Email
Mr. Dale P. Euga
Chief Executive Officer
Powerdyne International, Inc.
300 Centerville Road, Suite 100E
Warwick, RI 02886

> **Re:** **Powerdyne International, Inc.**
> **Amendment to Registration Statement on Form S-1**
> **Filed April 4, 2011**
> **File No. 333-172509**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2010**
> **Filed April 12, 2011**
> **File No. 000-53259**

Dear Mr. Euga:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1

General Comments

1.   We note numerous spelling and grammar errors throughout the Form S-1 including the financial statements. Please revise to correct these errors.

2.   Throughout your document you make various promotional statements about your proposed product, such as:
- Our "units can also be assembled and combined to produce power centers providing up to 50 megawatts of power" (page four),

- Our "product is a self contained generator that is powered by a modified radial air cooled engine … the entire unit, which runs on natural gas or propane, is compact, lightweight and clean burning. As a result, the unit produces extremely low emissions and is extremely energy efficient" (page four),
- "[T]esting and modifications have produced a solid state unit that efficiently delivers the fuel to an engine, resulting in a strong and reliable engine that can operate on any gaseous fuel with a sustained engine life and maximum horse power" (page four),
- We expect "that the difference between [our] cost to produce electrical power and the current billing rate of existing local utility providers presents a sizable cost savings for customers and revenue opportunity for [us]" (page four)
- The "Company will develop all or a portion of its business plan and will develop a market value" (page 12),
- "Unlike diesel driven generator sets that have a narrowly defined performance envelope, the PDIGenset outperforms traditional and diesel driven electrical power generation systems" (page 16),
- "The concept and demand for local independent electrical power generation is dramatically increasing and it is in this domain and market demand where the PDIGenset excels. In essence, the PDIGenset, with its ease of use, efficiency and performance characteristics, is an extremely viable option for almost any power market around the globe" (page 17), and
- The first four paragraphs under Products on page 18.

Elsewhere in your document, including page 16, you indicate that you have not built a prototype of your product. As a result, it is unclear what basis, if any, you have for the statements identified above and similar statements throughout your prospectus. Please revise the disclosure throughout your prospectus to provide a reasonable basis for these, and similar, statements concerning the attributes of your proposed products. Alternatively, please remove the statements.

3.   In this regard, please revise to not use the present tense where inappropriate, such as the statement on page four that your "'genset' unit (PDIGenset) is a self contained generator." It appears that you do not currently have a product or a completed prototype.

4.   We note your page 21 disclosure that you entered into a consulting agreement with Tiber Creek Corporation. Pursuant to this agreement, Tiber provided you with assistance "including causing the preparation and filing a registration statement," "assisting in establishing and maintaining relationships with market makers and broker-dealers and assisting in other transactions, marketing and corporate structure activities." The registration statement also relates to shares received by Tiber and its affiliates. Please revise to:
- Name Tiber and its affiliates as promoters or advise why such designation is inappropriate;

- Disclose the role that Tiber, Mr. Cassidy, and their respective affiliates had at Greenmark Acquisition Corp.;
- File the consulting agreement with Tiber referred to on page 21;
- Disclose the cash fees paid pursuant to Item 404 of Regulation S-K; and,
- Provide the disclosure requested by Item 509 of Regulation S-K under an appropriately captioned heading.

Please revise accordingly.

5. Given the nature of the selling shareholders, including the CEO and Tiber Creek Corporation, the time period that such shareholders have held their shares, and the time since the reverse merger, it appears that the offer of over 67 million shares is an indirect primary offering by the company. Therefore, please fix the offering price of the securities for the duration of the offering and identify the selling stockholders as underwriters.

6. Please identify your CEO as a promoter in appropriate locations, as applicable.

7. We note your statements on the cover page, under the Plan of Distribution, and elsewhere that you have not entered into any arrangements with underwriters or broker-dealers to sell your shares but may do so in the future. Please confirm to us that you will file a post-effective amendment to update your Plan of Distribution and other disclosure in the event that you enter into any arrangements with an underwriter or broker-dealer.

Cover Page

8. Please revise your table to remove the "Placement Agent Discount" unless you have entered into an agreement to pay these fees with a placement agent.

9. As you are conducting a best efforts offering, revise to identify the date the offering will end. See Item 501 of Regulation S-K.

Prospectus Summary

10. Please revise to state that you have received a going concern opinion from your auditor.

11. Please provide your complete mailing address and telephone number.

Risk Factors, page 6

12. We note disclosure elsewhere in your document, including page 24, that you will require an initial deposit of $750,000 from customers along with monthly lease and maintenance fees. To the extent material, please address the risk associated with this pricing strategy, including, if applicable, gaining market acceptance as a development stage company for a product requiring significant upfront purchaser outlays.

13.   Please advise us of the meaning of your page 10 statement "no patent application has been filed in the United States for patents on improvements and enhancements that must be developed to bring the products to the point of commercial use."

14.   Revise the second risk factor on page 10 and Management beginning on page 25 to disclose the approximate number of hours your key officers anticipate devoting to the business of the Company.

Use of Proceeds, page 12

15.   Please revise to address offering-related expenses.

Determination of Offering Price, page 12

16.   Please clarify your statement that the offering price was "arbitrarily determined … based on the Company's belief in its internal projections, anticipated growth and market potential." You should similarly clarify your statement that you based your offering price on "what [you] view[] as the potential future value of [your] products, [your] operating and management strategy, and the anticipated growth …" In this regard, if specific factors were considered, revise to address them in greater detail and avoid characterizing the price as arbitrary. If the price was arbitrarily determined, you should not address any specific factors considered in determining the price.

Dilution, page 12

17.   Please provide quantitative disclosure in your discussion of "net tangible assets of the Company."

Plan of Distribution, page 13

18.   We note the disclosure that your officers will sell shares on your behalf in the offering. We further note that they are listed as selling shareholders. Please describe the process they will follow in allocating sales between themselves and the Company, and clarify how potential investors will know if they are purchasing from the company or from selling shareholders, especially in the case of insiders. In addition, please revise to address the conflict of interests inherent in making this allocation, in an appropriate location.

Description of Securities, page 14

19.   We note your statement on page 14 that all of your outstanding shares are fully paid and non-assessable. Please attribute this statement to counsel or remove it as it represents a legal conclusion you are not able to make.

The Business, page 15

20.	You state on page four and elsewhere that you plan to "manufacture[], install, maintain and lease" equipment. You also state on page 20, however, that you will obtain containers "from the manufacturer," and that the containers will be "fabricated with all internal structural components, doors, levers and other hardware already installed and the entire unit painted to specifications at the manufacturing facility." Revise to clarify if you or third parties are to manufacture your products.

21.	Please provide a brief discussion of the merger transaction with Greenmark Acquisition Corp, including the material terms of the transaction and a discussion of Greenmark's business. In this regard your attention is directed to Item 101(h)(3) of Regulation S-K.

22.	Please revise the discussion of your proposed product to explain it in more accessible language. It is unclear, for example, what an "air cooled radial engine" is and how it relates to your generator.

23.	We note the reference on page 15 and elsewhere to "testing" which has been done on your product. Please clarify the nature of the testing done and the results along with a brief explanation of the meaning of the results. It is unclear, for example, how you test your product if you do not have a prototype.

24.	Please revise "Pricing" on page 19 to disclose the basis for, and assumptions underlying, the statement that your customer's cost will be "substantially lower than that which the customer is then paying to any local utility provider." In this regard, it is unclear what cost you assume for fuel and whether you amortize the initial deposit.

25.	On page 19 you compare your proposed products against several potential competitors, including Caterpillar. For example, you state that "the performance efficiencies of [a propane powered generator from Caterpillar] do not approach the capabilities and operational characteristics of the PDIGenset." Please provide a basis for the comparisons made in this section or revise.

26.	Please disclose the "several important strategic partners" identified in the second to last paragraph on page 19.

27.	Please file the agreement with Merchant Banking Advisors referenced on page 19.

28.	Please disclose the amounts spent on research and development. In this regard your attention is directed to Item 101(h)(4)(x) of Regulation S-K.

29.	Please update the page 21 statement that your remaining officers will not receive any compensation until you "become[] a public company."

30.   Please clarify whether the Worcester-based engine shop is owned or leased and address the adequacy of this shop relative to your manufacturing requirements. Also, in an appropriate location, address any specialized tools, equipment, or employees, necessary to produce your product.

Plan of Operation, page 22

31.   Please clarify the amount of time and funds you estimate will be needed to develop a commercial prototype, test it, and manufacture it or have it manufactured by third parties for sale. Also, revise to address who will perform each of these activities.

Management's Discussion and Analysis of Financial Condition and results of Operations, page 23

32.   On page 25 you indicate that your "activities will necessitate significant uses of working capital beyond 2011." Please revise to address your near term capital requirements.

33.   Please provide a basis for your statement that you "currently have appropriate financing to continue operations for the next 15 months." Your revised disclosure should clarify the nature and extent of the operations that are assumed to take place during this time period.

34.   Please provide additional detail about the nature of the $146,270 in expenses incurred since inception.

Executive Compensation, page 27

35.   We are unable to understand the tabular presentation for Mr. Caromile. The table suggests that he earns a salary but also implies that no salary has been paid or accrued for it. Please advise or revise.

36.   Also, with a view to disclosure, advise us of the amount of compensation that you "defer" or that has already accrued.

37.   We note your statement that "[n]o executive officer has received cash compensation in excess of $100,000" in 2010. Please revise this statement to address Item 402(m) of Regulation S-K, including Instruction 1 to Item 402(m)(2).

38.   Please file and summarize the employment agreements referred to on page 27. Also, reconcile this disclosure to page 28 where you imply that you do not have formal employment agreements.

Security Ownership of Certain Beneficial Owners and Management, page 28

39.   Please provide the address for each beneficial owner listed in response to Item 403 of Regulation S-K.

Certain Relationships and Related Transactions, page 28

40.   Please provide the disclosure requested by Item 404(d)(2) of Regulation S-K.

Selling Shareholders, page 28

41.   Please revise to name your officers and directors as underwriters with respect to the shares they are selling pursuant to the registration statement. See related comment five, above.

42.   Revise to identify the natural persons with dispositive and voting control over the shares attributed to IRAA Fin Serv and Tiber Creek Corporation.

43.   Advise us if these entities or other selling shareholders are broker-dealers or affiliates of broker-dealers.

44.   Please revise to identify the nature of any position, office, or other material relationship with, for example, Mr. Euga and Tiber Creek Corporation. See Item 507 of Regulation S-K.

Shares Eligible for Future Sale, page 30

45.   It is unclear how you considered Rule 144(i) in your discussion in the last paragraph on page 30. Please revise or advise.

Financial Statements

Greenmark Acquisition Corporation

Statement of Operations, page F-3

46.   We note that you have zero expenses for the year ended December 31, 2010. However in Part 14 of your Form 10-K for the year ended December 31, 2010, you state that you incurred $13,850 in audit fees. Please revise your statement of operations to include audit expenses incurred for the year ended December 31, 2010. If the disclosures in Item 14 refer to Powerdyne Inc (Nevada), please so state but also provide that information for Greenmark Acquisition Corporation as the merger had not yet occurred as of December 31, 2010.

47.   You disclose in the Form 8-K filed December 14, 2010 that Greenmark Acquisition
        Corporation ("GAC") issued 200,000,000 shares of common stock to Dale P. Euga and
        Arthur Read but you did not mention whether GAC acquired any of the common stock of
        Powerdyne Inc (Nevada). Please advise whether GAC acquired any of the outstanding
        common stock of Powerdyne Inc (Nevada), the timing of that acquisition and the amount
        of the ownership stake. Revise to disclose the terms of this transaction.

48.   Although the merger between GAC and Powerdyne Inc (Nevada) is not considered a
        business combination, pro forma information is still required to be presented due to the
        material changes affecting the equity accounts based upon the accounting for a reverse
        merger between a shell company and an operating company. Please revise to present pro
        forma information that gives effect to the reverse merger.

Powerdyne, Inc.

Notes to Financial Statements

Note 2. Basis of Presentation, page 6

49.   We note that you include a report of an independent registered public accounting firm
        stating these financial statements were audited. However, you state "the accompanying
        unaudited financial statements …" Please reconcile this apparent inconsistency.

Note 5. Common Stock, page 11

50.   We note that in June 2010, you entered into a stock subscription agreement to provide
        working capital for the company. Please disclose the significant terms of the stock
        subscription agreement and describe how you determined the assigned value of $130,000.
        Also provide the percentage or the total number of shares that will be issued in exchange
        for the subscribed stock. If this agreement is material, please file it as an exhibit.

Part II

Item 13

51.   Please furnish the information requested by Item 511 of Regulation S-K.

Item 14

52.   We note that you have sold shares on various dates between February 8, 2011 and March
        25, 2011 as indicated in response to Item 14 of Form S-1. Please revise to provide the
        disclosure requested by Item 701(a),(c) and (d) of Regulation S-K for each transaction.
        In addition, please advise us how you considered Securities Act Compliance and

Disclosure Interpretation 139.25 and Release No. 8828 (Aug. 3, 2007) as it relates to these sales and supplementally provide us with your legal and factual analysis under Item 701(d) with respect to the nine purchasers identified at the bottom of page 34, including the means by which the investors were solicited.

Item 16

53.   For those exhibits you are providing pursuant to incorporation by reference from a prior filing, please provide a statement that you are incorporating the exhibit by reference and include the date, form, and exhibit number of the original document. In this respect your attention is directed to Item 601 of Regulation S-K and Rule 411.

54.   We note that you have not filed your legality opinion. Please note that we review and frequently comment upon this exhibit. Please allow us sufficient time to do so.

Item 17

55.   We note that you have modified various words and terms in the undertakings requested by Item 512 of Regulation S-K. Please revise to provide the applicable undertakings in the exact form requested by the item.

Signatures

56.   Please revise to have your principal executive officer, principal financial officer, and principal accounting officer sign your document in their personal capacities.

Form 10-K for the Fiscal Year Ended December 31, 2010

General

57.   Please amend your Form 10-K, and other Exchange Act reports, as applicable, to comply with the comments issued on your Form S-1.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

58.   Please provide the disclosure requested by Item 701 of Regulation S-K or advise.

59.   Please disclose the number of record holders.

Mr. Dale P. Euga
Powerdyne International, Inc.
April 28, 2011
Page 10

Item 9A. Controls and Procedures

Item 10. Directors, Executive Officers and Corporate Governance

60.   Please explain the relevance of your statement that your vice president "is an attorney at law and subject to the ethical code established by the bars in which he is also a member" or remove the statement.

61.   Please provide the disclosure requested by Item 407(d)(5) of Regulation S-K or advise.

Item 15. Exhibits, Financial Statement Schedules

62.   Please file, list, or appropriately incorporate by reference, all of the exhibits required by Form 10-K and Item 601 of Regulation S-K.

Signatures

63.   Please have your principal executive officer, principal financial officer, and principal accounting officer sign the Form 10-K in their personal capacities.

Form 8-K, filed December 14, 2010

64.   Please amend your Form 8-K to provide all of the information requested pursuant to Item 5.01 of Form 8-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Nasreen Mohammed at (202) 551-3773 or Tia Jenkins at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Williamson at (202) 551-3393 or Jim Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director